UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Non-Reliance on Previously Issued Financial Statements

The management of ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company”), in consultation with its advisors, identified an error made in its previously issued unaudited condensed consolidated financial statements for the six months ended June 30, 2023 in relation to the recognition and measurement of its share-based compensation expenses. The Company failed to identify the proper share prices in calculation of the share-based compensation. Such failure has resulted in errors relating to the overstatement of share-based compensation for the six months ended June 30, 2023. The Company does not expect any tax and cash flow impact related to the correction.

On May 12, 2024, the Company’s audit committee concluded, after discussion with the Company’s management and its advisors, that the Company’s unaudited condensed consolidated financial statements included in the Company’s Form 6-K for the six months ended June 30, 2023 should no longer be relied upon due to the overstatement described above and should be restated. As a result, the Company will amend the unaudited condensed consolidated financial statements for the six months ended June 30, 2023 and related disclosures to correct the errors described above.

The Company’s management and the audit committee have discussed the matters disclosed in this Form 6-K with YCM CPA Inc., the Company’s independent registered public accounting firm.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3, as amended (File No. 333-267101) of the Company, (ii) the registration statement on Form S-8, as amended (File No. 333-270355), of the Company and (iii) the registration statement on Form S-8, as amended (File No. 333-264499), of the Company and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

Dated: May 15, 2024	By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer